EXHIBIT 99.1

Skylight Health Group Reports Record Third Quarter 2021 Financial Results

Revenue Growth of 269% Year over Year and 16% Growth Compared to the Previous Quarter

TORONTO, Nov. 15, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced its financial results for the third quarter ended September 30, 2021.

Third Quarter Highlights:

  Revenue increased 269% to $12.2 million, compared to $3.3 million for the same period last year, and up 16% from the second quarter 2021;
  Approximately 8% QoQ organic growth driven by improved revenue cycle management, provider access and patient flow post acquisition;
  Adjusted EBITDA loss of $2.6 million, driven by bench strengthening investments in people, technology and acquisition related expenses;
  Entered into Pennsylvania with the acquisition of Aspire Health Concepts, Inc., adding over 2,000 Medicare lives to Skylight Health Group’s existing panel;
  Executed clinical trial contracts expected to generate revenue with strong margin potential;
  Net loss from operations was $3.9 million, with approximately $1.9 million in non-cash items and $1.1 million in professional fees related to accounting, legal and consulting fees; and
  Cash balance of $5.6 million as of September 30, 2021.

“We are excited that we achieved our largest revenue quarter in the history of the Company. The third quarter continued our path of transformative growth that started in the first and second quarters of this year from strategic and mission aligned acquisitions as well as organic growth from existing practices,” said Prad Sekar, CEO of Skylight Health. “We prioritized our resources on the continued integration of existing practice sites, along with efforts to capture revenue and cost synergies. This focus helped us recognize a second straight quarter of organic growth which will be further accentuated by our robust pipeline of future primary care practice acquisitions. We are further excited to be participating in value-based contracting in 2022 through the direct contracting entity (DCE) alongside a Fortune 50 national payor. The combination of building market density, with significant Medicare panels, and sound centralization of support services allows us the opportunity to fully embrace value-based care initiatives.

Third Quarter Performance:

Revenue increased 269% from the same period last year due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020, and the nine months ended September 30, 2021. The third quarter of 2021 was the first period that included a full three months of contribution by Denver based Rocky Mountain and Doctors Center Inc., located in Florida’s Jacksonville area, and the fourth quarter will be the first period that includes a full three-months contribution by Harrisburg, Pennsylvania’s Aspire Health Concepts, Inc. The Company remains committed to a strong growth by acquisition model fueled by a strengthened balance sheet and robust pipeline. The Company also saw organic growth of approximately 8% from prior acquisitions driven by improved revenue cycle management, provider access and patient flow post acquisition, compared to the second quarter of 2021.

The Company ended the quarter with the addition of new clinics, providers and patient panels. As of the end of the third quarter, the Company had approximately 99,000 lives vs 88,000 lives compared to the previous quarter. Eligible managed care lives represented over 15% of that population. During the quarter, the Company placed a heavy emphasis on the integration of Rocky Mountain and Doctors Center, both acquired in Q2, to improve workflows, provider access and shared services. This focus yielded organic growth both from improved revenues as well as cost synergies. While the Company saw some near-term improvements, it is focused on further centralizing shared services, which it expects will drive additional revenue and cost synergies across all current and future practice locations.

Net loss was driven by approximately $1.9 million in non-cash items and $1.1 million in professional fees related to accounting, legal and consulting fees. Adjusted EBITDA loss of $2.6 million was a result of investments made primarily in human capital, technology and infrastructure. While the Company is focused on managing EBITDA, it expects that investments needed to be successful in a full risk and total cost of care reimbursement model will be offset by improved patient economics driven by higher margin payor contracts as validated by its peers. As a result, the Company expects to continue to make investments in this growth opportunity and believes that it has sufficient capital on hand to see this investment through to realize increased margin contribution.

Outlook

Skylight Health remains focused on growth, both organically, and through acquisition, as it rapidly captures market share within the US healthcare network. The Company continues to prioritize the integration of health technology solutions to help small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through proprietary technology, data analytics and infrastructure. This organic growth through an increase in insurable services and new patients represents a predominant portion of revenue and is where the Company expects to see its strongest growth in future periods. The Company expects that by year end, the large majority of investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition and will also result in stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to continue to compete aggressively for market share growth in three areas: acquisition of primary care practice groups, development of its single system of operation and clinical leadership, and conversion from fee-for-service to value-based-care. With the growing demand for accessible and affordable medical services in the US, Skylight Health is well positioned to meet this growing opportunity while creating significant shareholder value.

Operational Highlights for Third Quarter 2021

  On July 7, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO”). Dr. Brekhus brings a wealth of experience to Skylight Health, a passion for improving patient care, and building large value-based care networks.
  On July 13, 2021, the Company acquired 100% of the interest of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022, for a total cash consideration of $312.9 thousand (US$250.0 thousand). Subsequently, the Company determined it would not receive approval on the ACO application to the CMS by January 31, 2022. The cash paid on closing date of $78.2 thousand (US$62.5 thousand) has been recorded in trade receivable as of September 30, 2021.
  On August 26, 2021, the Company appointed Mohammad Bataineh as President, taking over from Kash Qureshi who will shift to Chief Corporate Officer, and will retain executive leadership and remains an Executive Member of the Board of Directors.
  On September 16, 2021, the Company acquired 70% of the membership interest of Pennsylvania based Primary Care Clinic Group, Aspire Health Concepts, Inc. for a total cash consideration of $2.0 million (US$1.6 million). The clinic group has 2 locations and expects incremental annualized revenue of over US$2.5 million with 8% EBITDA.

Key Subsequent Events of the three months ended September 30, 2021

  On October 7, 2021, the Company announced the execution of a Participation Provider Contract with a leading national healthcare organization who is a recipient of a Direct Contracting Entity (“DCE”) license, with the Company’s participation beginning in 2022.
  On October 12, 2021, the Company appointed Greg Sieman as senior vice president of marketing and communications.
  On October 29, 2021, the Company announced the execution of a Definitive Agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs and Relaxed Clarity (“Legacy Business”). Terms of the transaction will be a total cash consideration of US$8.6 million. Payment terms will include cash on closing of US$4.0 million, with the remainder of the balance paid over three installments at 12 months, 18 months and 24 months from the date of closing. Skylight expects to use the cash proceeds to further acquire primary care practices in its pipeline. The transaction is expected to close no later than November 30, 2021, subject to customary closing conditions, exchange approval and board approvals.

Q3 2021 Financial Highlights

(in 000s of dollars)	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Revenue	12,203	3,310	27,890	9,942
Cost of sales	4,609	964	9,999	3,082
Gross profit	7,594	2,346	17,891	6,860
Total operating expenses	11,468	2,562	27,931	8,086
Operating loss	(3,874)	(216)	(10,040)	(1,226)
Adjusted EBITDA*	(2,594)	331	(4,688)	109

*Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted by significant nonrecurring, nonoperational expenses and partially offset by the cash impact of certain accounting treatments during the period. Please see the Company’s Management Discussion & Analysis for a detailed reconciliation to operating loss.

Conference Call

The Company will host a conference call at 8:00am ET on the morning of November 16, 2021, to discuss the financial results. If you would like to participate in the call, details can be found here. Please dial in approximately 10 minutes prior to the start of the call. An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NAQSAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Non-GAAP Financial Measures

This Press Release contains references to EBITDA and Adjusted EBITDA. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as non GAAP measures. The non-GAAP measures used by the corporation may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, expenses related to listing on the Canadian Securities Exchange, depreciation, foreign exchange and financial expenses.

Adjusted EBITDA excludes the effect of share-based compensation expenses and related payroll taxes as well as removes substantial one-time costs for unusual business activities. Additional discussion on this can be found in the Skylight Health Management Discussion and Analysis filed on SEDAR.

The Company uses these non-GAAP measures because they provide additional information on the performance of its commercial operations. Such tools are frequently used in the business world to analyze and compare the performance of businesses; however, the Company’s definition of these metrics may differ from those of other businesses. Skylight Health will, at times, use certain non-GAAP financial measures to provide readers with additional information in order to assist investors in understanding our financial and operating performance. Skylight Health believes that these non-GAAP measures provide readers with useful information about the Company’s operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measures calculated in accordance with IFRS. See the Company’s unaudited Financial Statements for a reconciliation of the non-GAAP measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.